[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                    As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------
SCHEDULE 1 - CAPITAL

Authorised Capital
   2250,000,000 equity shares of Rs. 10 each                              22,500.00             3,000.00              3,000.00

Issued, Subscribed and Paid-up Capital
613,031,404 (Previous year 220,358,680) equity shares of Rs. 10 each including 15,76,19,322 underlying equity shares consequent on ADS issue and 2,35,39,800 equity shares issued to shareholders
of Bank of Madura Limited on amalgamation and face value                   6,130.31             2,203.59              2,203.59

Less  : Calls unpaid                                                          (4.84)                  ..                    ..

Add   : Forfeited shares                                                         ..                   ..                    ..

Share Capital Suspense [Previous year: represents face value of
39,26,72,724 equity shares to be issued to shareholders of ICICI
Limited on amalgamation]                                                         ..             3,921.88                    ..

Preference Share Capital Suspense 1
[Represents face value of 350 preference shares to be issued to preference share holders of ICICI Limited on amalgamation
redeemable at p                                                            3,500.00             3,500.00                    ..
                                                                          =========             ========              ========
                             TOTAL                                         9,625.47             9,625.47              2,203.59


1 The notification from Ministry of Finance has currently exempted the Bank from the restriction of section 12 (1) of the Banking Regulation Act, 1949, which prohibits issue of preference shares by banks.

[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                      As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------

SCHEDULE 2  RESERVES AND SURPLUS
I.     Statutory Reserve
       Opening balance                                                     2,494.31             1,844.31              1,844.31
       Additions during the period                                               ..               650.00                300.00
       Deductions during the period                                              ..                   ..                    ..
       Closing balance                                                     2,494.31             2,494.31              2,144.31

II.    Debenture Redemption Reserve
       Opening balance                                                       100.00                   ..                    ..
       Additions during the period                                               ..               100.00                    ..
       Deductions during the period                                              ..                   ..                    ..
       Closing balance                                                       100.00               100.00                    ..

III.   Special Reserve
       Opening balance                                                    10,940.00                   ..                    ..
       Additions during the period                                               ..            10,940.00                    ..
       Deductions during the period                                              ..                   ..                    ..
       Closing balance                                                    10,940.00            10,940.00                    ..

IV.    Share Premium
       Opening balance                                                     8,014.09             8,045.44              8,045.44
       Additions during the period                                               ..                   ..                    ..
       Deductions during the period                                            (.00)              (31.35)                   ..
       Closing balance                                                     8,014.09             8,014.09              8,045.44

V.     Investment Fluctuation Reserve
       Opening balance                                                       273.35               113.35                113.35
       Additions during the period                                               ..               160.00                 85.00
       Deductions during the period                                              ..                   ..                    ..
       Closing balance                                                       273.35               273.35                198.35

VI.    Revenue and other Reserves
       Opening balance                                                    34,306.72               911.21                911.21
       Additions during the period                                               ..            33,395.51                    ..
       Deductions during the period                                              ..                   ..                    ..
       Closing balance                                                    34,306.72            34,306.72                911.21

VII.   Balance in Profit and Loss Account                                  2,724.57               195.61                275.79

                             TOTAL                                        58,853.04            56,324.08             11,575.10

* Includes a) amount transferred on amalgamation with Bank of Madura Limited Rs. 20.71 million

       b) Rs. 117.70 million being excess of face value of equity shares issued over net assets and reserves of Bank of Madura Limited on amalgamation.

       c) Rs. 32108.22 million on amalgamation with ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited

       d) Rs. 960.00 million transferred from Profit and Loss Account

Net of e) Rs. 327.30 million being deferred tax liability as at March 31, 2001 in accordance with the transitional provisions of Accounting Standard 22 on "Accounting for Income-Taxes"

[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                      As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------

SCHEDULE 3 - DEPOSITS

A.   I.  Demand Deposits
            i) From banks                                                  1,501.46             1,089.95                893.92
           ii) From others                                                22,506.47            26,271.59             25,644.08

    II.  Savings Bank Deposits                                            27,119.21            24,970.03             20,289.03

   III.  Term Deposits
            i) From banks                                                 31,480.25            44,229.58             17,247.79
           ii) From others                                               250,884.79           224,289.96            110,601.32
                                                                         ==========           ==========            ==========
                             TOTAL                                       333,492.18           320,851.11            174,676.14

B.  I.    Deposits of branches in India                                  333,492.18           320,851.11            174,676.14
                                                                         ==========           ==========            ==========
                             TOTAL                                       333,492.18           320,851.11            174,676.14

[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                      As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------

SCHEDULE 4 - BORROWINGS
I.  Borrowings In India
      i) Reserve Bank of India                                                     ..             1,408.90                  ..
     ii) Other banks                                                        24,788.28            26,875.98              815.59
    iii) Other institutions and agencies
         a) Government of India                                              5,803.84             6,009.35                  ..
         b) Financial Institutions                                          13,332.08            13,882.62            3,317.57
II.  Borrowings in the form of
         a) Deposits taken over from ICICI Limited                          32,767.70            42,507.60                  ..
         b) Commercial Paper                                                 4,806.11             5,495.30                  ..
         c) Bonds and Debentures (excluding subordinated debt)
            1) Debentures and Bonds guaranteed by the Government of India   16,315.00            18,240.00                  ..
            2) Tax free Bonds                                                  800.00               800.00                  ..
            3) Non convertible portion of partly convertible notes           1,331.93             1,331.94                  ..
            4) Borrowings under private placement of bonds carrying
               maturity of one to thirty years from the date of
               placement                                                   150,445.62           179,096.82                  ..
            5) Bonds Issued under multiple option/safety bonds series
               - Regular Interest Bonds                                     26,912.87            34,175.23                  ..
               - Deep Discount Bonds                                         6,297.14             6,214.12                  ..
               - Bonds with premium warrants                                   525.58               506.08                  ..
               - Encash Bonds                                                2,272.62             2,493.03                  ..
               - Tax Saving Bonds                                           77,416.40            74,933.16                  ..
               - Easy Instalment Bonds                                          31.36                31.36                  ..
               - Pension Bonds                                                  52.67                51.73                  ..
            6) Application Money pending allotment                                 ..             5,374.50                  ..
III. Borrowings outside India
       i) From Multilateral/Bilateral Credit Agencies
          (guaranteed by the Government of India equivalent of
          Rs.23763.37  million)                                             26,799.94            25,213.69                  ..
      ii) From International Banks, Institutions and Consortiums            27,292.60            29,347.66               41.32
     iii) By way of Bonds and Notes                                         18,225.49            18,197.51                  ..
                                                                           ==========           ==========            ========
                             TOTAL                                         436,217.23           492,186.58            4,174.48


Secured borrowings in I, II and III  above is Rs. NIL

[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                      As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------

SCHEDULE 5 - OTHER LIABILITIES

I.   Bills payable                                                         5,281.94             8,173.31              3,253.19
II.  Inter-office adjustments (net)                                              ..               330.46                    ..
III. Interest accrued                                                     24,803.94            22,895.12                731.68
IV.  Unsecured Redeemable Debentures/Bonds                                97,701.89            97,513.14              1,680.00
          [Subordinated for Tier II Capital]
V.  Others
      a) Security Deposits from Clients                                    3,818.26             3,865.56                    ..
      b) Sundry creditors                                                  9,339.97            11,539.85                    .
      c) Received for disbursements under special program                  2,668.38             2,547.30                    .
      d) Swap Suspense (Refer Note B. 10 b)                                      ..               253.91                    .
      e) ERAS Exchange Fluctuation Account                                   580.47               679.35                    .
      f) Other Liabilities (including provisions) *                       14,312.47            14,277.76              5,892.4
                                                                         ==========           ==========             =========
                             Total                                       158,507.32           162,075.76             11,557.32

*    Includes Deferred Tax Liability of Rs. 1607.63 million [March 31, 2002:
     Rs. 1547.63 million]

[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                      As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------

SCHEDULE 6 - CASH AND BALANCES WITH
             RESERVE BANK OF INDIA

I.  Cash in hand (including foreign currency notes)                        2,836.15             2,458.99              1,407.62
II. Balances with Reserve Bank of India in current accounts               33,663.05            15,285.69             12,564.73
                                                                          =========            =========             =========
                             TOTAL                                        36,499.20            17,744.68             13,972.35


[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                      As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------
SCHEDULE 7 - BALANCES WITH BANKS AND
             MONEY AT CALL AND SHORT NOTICE

I.  In India
    i)   Balances with banks
         a) in Current Accounts                                            1,110.36             8,960.68                724.97
         b) in Other Deposit Accounts                                      6,943.15            19,221.43              2,971.74
    ii)  Money at call and short notice
         a) with banks                                                     6,890.86            39,241.08              4,200.00
         b) with other institutions                                        2,028.50             2,300.00              1,300.00
                                                                          =========             ========              ========
                             TOTAL                                        16,972.87            69,723.20              9,196.71

II. Outside India
    i)   in Current Accounts                                               1,518.32             1,503.32                309.32
    ii)  in Other Deposit Accounts                                         3,167.85            12,881.91                388.56
    iii) Money at call and short notice                                   20,718.26            26,010.40              6,840.49
                                                                          =========            =========              ========
                             TOTAL                                        25,404.43            40,395.63              7,538.37
                                                                          =========            =========              ========

                      GRAND TOTAL (I + II)                                42,377.30           110,118.82             16,735.08

[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                      As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------
SCHEDULE 8 - INVESTMENTS [Net of provision]

I.  Investments in India
     i) Government securities                                            244,477.64           227,223.13             57,255.45
    ii) Other approved securities                                            562.86               704.64                414.93
   iii) Shares                                                            19,168.11            19,086.47              1,201.10
    iv) Debentures and Bonds                                              59,688.11            64,363.56             29,852.39
     v) Subsidiaries and/or joint ventures                                 6,363.33             6,067.33                    ..
    vi) Others (CPs, Mutual Fund Units, etc.)                             25,091.62             41,344.5             18,132.90
                                                                         ==========           ==========            ==========
                             TOTAL                                       355,351.67           358,789.63            106,856.77

II. Investments outside India
     i) Subsidiaries and/or joint ventures abroad                             14.49                14.49                    ..
    ii) Others                                                               106.68               106.68                 79.55
                                                                         ==========           ==========            ==========
                             TOTAL                                           121.17               121.17                 79.55
                                                                         ==========           ==========            ==========
                      GRAND TOTAL (I + II)                               355,472.84           358,910.80            106,936.32

[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                      As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------

SCHEDULE 9 - ADVANCES                                                       469,869.12           470,348.66             56,357.06

[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                      As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------
SCHEDULE 10 - FIXED ASSETS

I.   Premises
     At cost as on 31 st March of preceding period                        14,431.68             2,030.87              2,030.87
     Additions during the period **                                        2,139.78               165.79                 35.05
     Additions on Amalgamation                                                   ..            12,377.81                    ..
     Deductions during the period **                                      (1,911.28)             (142.79)                (0.71)
     Depreciation to date                                                   (405.55)             (390.94)              (317.61)
II.  Other Fixed Assets (including Furniture and Fixtures)
     At cost as on 31 st March of preceding period                         7,133.58             2,535.24              2,535.25
     Additions during the period **                                          820.68             1,194.81                158.40
     Additions on Amalgamation                                                   ..             3,413.36                    ..
     Deductions during the period **                                        (266.90)               (9.83)                (5.15)
     Depreciation to date                                                 (1,873.66)           (1,480.55)            (1,157.25)
III. Assets given on Lease
     At cost as on 31 st March of preceding period *                      23,377.60             1,330.66              1,330.66
     Additions during the period                                              14.53                   ..                    ..
     Additions on amalgamation                                                   ..            22,270.58                    ..
     Deductions during the period                                           (397.09)             (223.64)              (129.94)
     Depreciation to date, accumulated lease adjustment and provisions    (1,143.63)             (677.93)              (694.32)
                                                                          =========              =======               =======
                             TOTAL                                        41,919.74            42,393.44              3,785.25

*    Includes repossessed Leased Asset Rs. 96.00 million

** Includes adjustment amounting to Rs. 1614.92 million on account transfer to Non Banking assets in Schedule 11.

[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                      As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------
SCHEDULE 11 - OTHER ASSETS

I.    Inter-office adjustments (net)                                         280.37                   ..                415.79
II.   Interest accrued                                                    19,382.37            18,473.85              3,127.45
III.  Tax paid in advance/tax deducted at source (net)                     9,920.50             9,870.07                880.91
IV.   Stationery and Stamps                                                    8.29                 5.03                  1.29
V.    Non-banking assets acquired in satisfaction of claims **             2,967.39             2,067.79                 76.45
VI.   Others
      a) Advance for Capital Assets                                        1,293.94             1,987.45                278.76
      b) Outstanding Fees and Other Income                                 1,974.05             1,910.86                    ..
      c) Exchange Fluctuation Suspense with Government of India            1,253.17             1,111.92                    ..
      d) Swap Suspense                                                       241.55                   ..                    ..
      e) Recoverable from Subsidiary Companies                               136.07               199.34                    ..
      f) Others *                                                         13,099.34             5,920.29              1,619.92
                                                                          =========             ========              ========
                             TOTAL                                        50,557.04            41,546.60              6,400.57


* Includes Rs. 1244.50 million [representing 10,13,95,949 equity shares being shares held by ICICI Limited in ICICI Bank Limited] transferred to a trust.

** Includes assets amounting to Rs. 1614.92 million transferred from Premises in Schedule 10.

[BANK LOGO]                Schedules forming part of the Balance Sheet

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                      As On 30.06.2002      As On 31.03.2002     As On 30.06.2001
                                                                  ------------------------------------------------------------------
SCHEDULE 12 - CONTINGENT LIABILITIES

   I.   Claims against the Bank not acknowledged as debts                 11,256.22            10,232.64                547.86
  II.   Liability for partly paid investments                              2,202.34             2,615.16                375.00
 III.   Liability on account of outstanding forward exchange contracts   157,708.93           152,545.92             64,027.89
  IV.   Guarantees given on behalf of constituents in India               97,067.34            93,516.02             16,349.72
   V.   Acceptances, endorsements and other obligations                   18,578.28            17,391.05             12,301.12
  VI.   Currency Swaps                                                    26,048.38            20,414.67              6,173.24
 VII.   Interest Rate Swaps                                              116,948.41            78,541.56                 13.83
VIII.   Other items for which the Bank is contingently liable             29,995.02            19,208.84                312.04
                                                                         ==========           ==========            ==========
                             TOTAL                                       459,804.92           394,465.86            100,100.70

[BANK LOGO]                Schedules forming part of the Profit and Loss Account

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                        Period Ended          Year Ended            Period Ended
                                                                         30.06.2002           31.03.2002             30.06.2001
                                                                  ------------------------------------------------------------------
SCHEDULE 13 - INTEREST EARNED

  I. Interest/discount on advances/bills                                  14,681.04             7,716.67              1,896.57
 II. Income on investments                                                 8,051.83            12,338.00              2,390.43
III. Interest on balances with Reserve Bank of India
      and other inter-bank funds                                           1,137.57             1,226.19                329.08
 IV. Others                                                                   85.04               238.44                 67.09
                                                                          =========            =========              ========
                             TOTAL                                        23,955.48            21,519.30              4,683.17

[BANK LOGO]                Schedules forming part of the Profit and Loss Account

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                        Period Ended          Year Ended            Period Ended
                                                                         30.06.2002           31.03.2002             30.06.2001
                                                                  ------------------------------------------------------------------
SCHEDULE 14 - OTHER INCOME

  I.  Commission, exchange and brokerage                                   1,843.12             2,297.84                477.26
 II.  Profit/(Loss) on sale of investments (net)                           1,154.61             3,057.14                514.00
III.  Profit/(Loss) on revaluation of investments (net)                       (4.72)             (146.00)               147.09
 IV.  Profit/(Loss) on sale of land, buildings and other assets (net)         10.77                (0.62)                 0.23
  V.  Profit/(Loss) on foreign exchange transactions (net) (including
      premium amortisation)                                                 (295.26)              372.98                 75.35
 VI.  Income earned by way of dividends, etc. from subsidiary
       companies and/or joint ventures abroad/ in India                      167.21                   ..                    ..
VII.  Miscellaneous Income  (Including Lease Income)                       1,499.51               165.26                 57.90
                                                                           ========             ========              ========
                             TOTAL                                         4,375.24             5,746.60              1,271.83

[BANK LOGO]                Schedules forming part of the Profit and Loss Account

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                        Period Ended          Year Ended            Period Ended
                                                                         30.06.2002           31.03.2002             30.06.2001
                                                                  ------------------------------------------------------------------
SCHEDULE 15 - INTEREST EXPENDED
I.  Interest on deposits                                                   5,966.75            13,889.25              2,914.26
II. Interest on Reserve Bank of India/inter-bank borrowings                  471.67               478.39                 82.06
III. Others                                                               14,156.17             1,221.60                189.80
                                                                          =========            =========              ========
                             TOTAL                                        20,594.59            15,589.24              3,186.12

[BANK LOGO]                Schedules forming part of the Profit and Loss Account

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                        Period Ended          Year Ended            Period Ended
                                                                         30.06.2002           31.03.2002             30.06.2001
                                                                  ------------------------------------------------------------------
SCHEDULE 16 - OPERATING EXPENSES
   I.  Payments to and provisions for employees                              893.00             1,471.77                327.18
  II.  Rent, taxes and lighting                                              275.13               662.78                145.77
 III.  Printing and Stationery                                               132.59               353.02                 76.60
  IV.  Advertisement and publicity                                            33.81                79.65                 24.11
   V.  Depreciation on Bank's property                                     1,207.73               640.91                144.56
  VI.  Directors' fees, allowances and expenses                                 .40                 1.57                  0.54
 VII.  Auditors' fees and expenses (including branch auditors)                   ..                 3.08                    ..
VIII.  Law Charges                                                            12.74                15.15                  4.90
  IX.  Postages, Telegrams, Telephones, etc.                                 227.64               377.23                 78.12
   X.  Repairs and maintenance                                               399.79               783.35                152.40
  XI.  Insurance                                                              48.06               141.50                 27.15
 XII.  Other expenditure                                                   1,195.00             1,695.76                400.82
                                                                           ========             ========              ========
                             TOTAL                                         4,425.89             6,225.77              1,382.15

[BANK LOGO]                Schedules forming part of the Profit and Loss Account

                                                                                                                   Rupees in million
                                                                  ------------------------------------------------------------------
                                                                        Period Ended          Year Ended            Period Ended
                                                                         30.06.2002           31.03.2002             30.06.2001
                                                                  ------------------------------------------------------------------
SCHEDULE 17 - PROVISIONS AND CONTINGENCIES
  I. Income Tax                                                             281.60               310.00                276.60
 II. Wealth Tax                                                               5.00                 5.00                  1.00
III. Additional depreciation/ (write-back of
     depreciation) on investments                                          (238.87)             (157.00)               (79.67)
 IV. Provision for non-performing assets ( net )
     [incl. Provision for standard assets]                                 (108.25)            2,682.90                416.95
  V. Prudential provision on standard assets                                841.60                                     106.25
 VI. Others                                                                    .20                27.00                 13.10
                                                                            ======             ========                ======
                                                                            781.28             2,867.90                734.23